WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

General

The following management discussion and analysis of Western Copper Corporation (Western Copper or the Company) is dated March 15, 2007, and provides an analysis of the Company’s results of operations for the year ended December 31, 2006.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western Copper Corporation December 31, 2006 audited annual consolidated financial statements, and the related notes for the years then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Western Copper’s accounting policies are described in note 2 of the financial statements noted above. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Statements contained in this management discussion and analysis that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not recognize them. “Inferred mineral resources” in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

Western Copper is listed on the Toronto Stock Exchange under the symbol ‘WRN’. At March 15, 2007, the Company had 72,224,236 common shares outstanding.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov on form 20-F.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

Core business

Western Copper Corporation (Western Copper or the Company) is a Canadian-based publicly-traded mineral exploration and development company with a primary focus of advancing its Carmacks Copper deposit and other properties towards production.

Western Copper is an independent company formed through the spin-out of assets from Western Silver Corporation (Western Silver) as part of the plan of arrangement between Western Silver and Glamis Gold Ltd. (Glamis) on May 3, 2006.

Arrangement agreement – Lumina Resources Corp.

On November 30, 2006, Western Copper acquired Lumina Resources Corporation (Lumina) through a plan of arrangement. Pursuant to the terms of the agreement, Lumina shareholders received one common share of Western Copper Corporation for each Lumina common share held at that date. In addition, each Lumina stock option was exchanged for one Western Copper stock option. All outstanding Lumina stock options vested upon change of control. Other than the vesting date, the stock option terms were unchanged.

Western Copper issued 21,301,442 common shares to Lumina shareholders and granted 1,185,000 stock options to Lumina stock option holders. In return, Western Copper gained three copper and precious metal properties.

Carmacks (Yukon, Canada)

The Carmacks Copper Project is located 192 kilometres north of Whitehorse in the Yukon, Canada. The Carmacks Project was transferred to Western Copper as a part of the plan of arrangement between Western Silver and Glamis Gold in May 2006.

Archer, Cathro and Associates retains, at Western Copper’s election, either a 15% net profits interest or a 3% net smelter royalty. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at March 15,

2007, Western Copper has made $400,000 in advance royalty payments.

Environmental review of the proposed project under the Yukon Environmental Assessment (YEA) process is substantially complete.

The introduction of the Yukon Environmental and Socio-economic Assessment Act (YESAA) in the latter part of 2005 resulted in the Company being required to submit to environmental review under this process in addition to the YEA process. It is expected that much of the review work done under the YEA process will be used by the YESAA Board in their review. Quartz Mining License and Water License will follow.

Aurora Geosciences Ltd. was retained to review, verify, and update the historical No. 1 Zone resource estimate to comply with NI 43-101. This work was completed in January 2007. The technical report is available on SEDAR.

At a 0.5% total copper cut-off grade, the Carmacks Copper Project has an estimated resource as follows:

Category	Tonnes (in millions)	Copper grade (% total Cu)	Gold grade (g/t)
Measured and Indicated	14.4	1.10	0.48

The overall objectives of the 2006 diamond drilling program were (a) to convert inferred oxide resources in the No. 1 Zone to measured and indicated resources through infill drilling, (b) to expand the No. 1 Zone sulphide resource at depth through deep drilling, and (c) to explore other targets at the property. The objectives of the program were substantially met through approximately 7,000 metres of drilling completed before the camp shut down in mid-November.

Exploration of the property will resume in the spring of 2007. A 10,000 metre diamond drilling program is planned with the objective to further define oxide and sulphide mineralization of the various identified zones.

In September 2006 the Company selected M3 Engineering and Technology of Tucson, AZ to complete an updated feasibility study for the proposed project based on their copper heap leach and SX/EW experience. Western Copper expects to release the updated feasibility study in spring 2007.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

An updated resource estimate based on the 2006 drilling program is being prepared. The new resource will be included in the upcoming updated feasibility study.

Preliminary discussions have commenced with First Nations and other communities in the area with a view to forming a long-term working relationship.

For the remainder of 2007, Company efforts will focus on a) further exploration to expand the resource base, b) permitting activities, c) consolidating relationships with First Nations and local communities, and depending on the date of reception of permits, d) commencing development activities.

Hushamu (British Columbia, Canada)

The Hushamu property was acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The Hushamu property is located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia.

The property consists of 222 mineral claims consisting of two principal blocks of claims in a prospective copper/gold porphyry belt. One block consists of 138 claims held by Moraga Resources Ltd. (Moraga), a wholly-owned subsidiary of Western Copper, and 63 claims held by Electra Gold Ltd. (Electra). A second, separate block of claims called the Rupert Block consists of 21 mineral claims held by Moraga. The two blocks cover approximately 37,000 hectares (91,000 acres).

Should a production decision be made on the first block, the Company shall be required to make a cash payment of $1 million within 60 days of the production decision. These claims may also subject to a 10% net profits interest.

The Company made an option payment of $60,000 to Electra on February 3, 2007 and will make a further payment of $80,000 on February 3, 2008, to retain its interest in the property. Upon the last payment, Western Copper will have a 100% interest in the property’s metallic minerals.

Should a production decision be made on the second block, the Company is required to pay $800,000, in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

At a 0.2% copper cut-off grade, the Hushamu deposit is estimated to contain the following resource:

Category	Tonnes (in millions)	Copper grade (%)	Gold grade (g/t)
Measured and Indicated	230.9	0.28	0.31
Inferred	52.8	0.28	0.38

The Company is continuing an exploration program on the Hushamu property that was started in 2005 by Lumina. The exploration program will consist of reconnaissance, prospecting, diamond drilling, and geophysical surveying focused on identifying additional resources.

The Company will also conduct further internal studies aimed at determining the development potential for the property.

Casino (Yukon, Canada)

The option on the Casino property was acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The Casino porphyry copper-gold-molybdenum deposit is located 300 kilometres northwest of Whitehorse, in the Yukon Territory. The property comprises 161 mineral claims and has been the subject of considerable exploration going back to 1967.

To maintain its interest in the Casino claims, the Company must pay Great Basin Gold (Great Basin) $1 million in cash or in Western Copper shares by July 15, 2007.

If a production decision is made, Western Copper will be required to make an additional cash payment of $1 million to Great Basin Gold Ltd.

The claims are also subject to a 5% net profits interest.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

At a 0.3% copper equivalent cut-off grade, the Casino deposit is estimated to contain the following resource:

Category	Tonnes (millions)	Copper grade (%)	Gold grade (g/t)
Measured and Indicated	964	0.22	0.24

In 2007, the Company plans to review and update a prior scoping study to further determine the development potential of the property.

Redstone (Northwest Territories, Canada)

The Redstone property was also acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The property comprises five mining leases (13,990 acres) and 55 claims (73,000 acres) in six distinct areas in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

The only area that presently has a resource estimate is the Coates Lake area. This area is consists of the 5 mining leases noted above. The Coates Lake area has the following estimated mineral resource at a 2.5% copper cut-off grade:

Category	Tonnes (in millions)	Copper grade (%)	Silver grade (g/t)
Inferred	33.6	3.92	9.0

Should production be achieved at Coates Lake, the 5 mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3%, if the price is less than, or equal to US$0.75 per pound;
  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
  4% if the price is greater than US$1 per pound.

Western plans to undertake a property-wide, comprehensive data review that is expected to include a regional geophysical surveying and prospecting program. The program will be aimed at identifying targets in the areas north of Coates Lake. These areas have thus far remained unexplored but offer similar potential to the Coates Lake area.

Sierra Almoloya (Chihuahua, Mexico)

The Sierra Almoloya property is an early-stage 17,500 ha. (43,000 acre) exploration property in the central Mexican silver belt. The Almoloya property has been optioned to Queenston Mining Inc. (Queenston) under an arrangement whereby it can earn a 60% interest in the property through staged exploration expenditures of US$1.5 million over a four year period, with minimum expenditures of:

  US$200,000 on or before June 30, 2006;
  An additional US$300,000 on or before June 30, 2007;
  An additional US$400,000 on or before June 30, 2008; and
  An additional US$600,000 on or before June 30, 2009.

Queenston can earn an additional 15% interest by completing a feasibility study and making a production decision. At the time a production decision is made, Western Copper can either elect to convert its 40% interest into a 25% participating interest or a 15% net profits interest. If the Company elects the 25% participating interest, further preproduction and exploration costs to place the properties into commercial production shall be incurred by each party to the joint venture at participating interest rates.

Queenston actively explored the property during 2006. It has met its spending requirements to June 30, 2007.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

Consolidated financial and operating information
In Canadian dollars, as at and for the years ended:

	December 31,	December 31,	December 31,
	2006	2005	2004
	$	$	$
Net loss	3,242,185	361,415	248,456
Loss per share – basic and diluted[1]	0.06	-	-
Mineral properties	46,507,499	4,423,514	4,253,894
Cash, cash equivalents, and short-term investments	37,082,010	-	-
Total assets	84,005,656	4,532,841	4,296,222

Selected quarterly financial information
In Canadian dollars, as at and for the quarters ended (unaudited):

	12/31/06	9/30/06	6/30/06	3/31/06
	$	$	$	$
Net loss for the quarter	2,176,471	908,371	44,212	113,131
Loss per share – basic and diluted[1]	0.04	0.02	-	-
Mineral properties	46,507,499	4,523,514	4,523,514	4,423,514
Cash, cash equivalents, and short-term investments	37,082,010	37,938,011	31,361,349	1,000
Total assets	84,005,656	42,696,710	42,321,945	4,548,386

	12/31/05	9/30/05	6/30/05	3/31/05
	$	$	$	$
Net loss for the quarter	74,848	77,789	69,249	139,529
Loss per share – basic and diluted[1]	-	-	-	-
Mineral properties	4,423,514	4,292,655	4,291,144	4,276,278
Cash, cash equivalents, and short-term investments	-	-	-	-
Total assets	4,532,841	4,409,285	4,323,723	4,313,573

1. Loss per share figures for periods ended prior to June 30, 2006 are not available because Western Copper did not become an independent entity until May 3, 2006. Results prior to May 3, 2006 represent the direct exploration expenses incurred on the Carmacks property by Western Silver and an allocation of Western Silver’s general and administrative expenses incurred in each of these periods.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

Results of operations

In Canadian dollars	3 months ended	Year ended	Year ended
	December 31, 2006	December 31, 2006	December 31, 2005
	(unaudited)
	$	$	$
Exploration expenses
Direct drilling costs	473,589	982,624	-
Project management, and	290,393	566,847	-
geological services
Site costs	250,217	684,882	-
Feasibility study	205,144	228,070	-
Internal wage costs	145,777	313,403	-
Permitting	121,865	360,002	311,932
Assays	90,601	90,601	-
Stock-based compensation	89,490	238,641	-
Other	82,657	189,541	-

	1,749,733	3,654,611	311,932

Accounting and legal	92,569	327,945	-
Office and administration	528,134	1,360,270	49,483
Promotion and travel	193,820	475,856	-
Regulatory and filing fees	11,455	180,307	-

Loss before other items	2,575,711	5,998,989	361,415

Gain on sale of marketable
securities	-	(1,922,341)	-
Interest income	(371,280)	(797,312)	-
Foreign exchange	(27,960)	(37,151)	-

Loss for the period	2,176,471	3,242,185	361,415

Western Copper began operations on May 3, 2006. Results of operations prior to that date represent the results of Western Silver Corporation’s (Western Silver) copper business. Current period results are not comparable to the year ended December 31, 2005 as all amounts prior to May 3, 2006 only represent direct exploration expenditures incurred by Western Silver on the Carmacks and Sierra Almoloya properties and an allocation of Western Silver’s general and administrative expenses based on mineral property costs deferred on the Carmacks and Sierra Almoloya properties during each year presented compared to all mineral property costs deferred by Western Silver during each year presented. Management cautions readers of these financial statements that the allocation of expenses does not necessarily reflect Western Copper’s future general and administrative expenses as the allocations represent only a small portion of Western Silver’s total general and administrative expenses. Western

Copper has significantly higher general and administrative expenses as a separate entity. The financial discussion focuses on Western Copper’s operations during the quarter and the year ended December 31, 2006.

Western Copper had a loss of $3.2 million ($0.06 per share) for the year ended December 31, 2006. $2.2 million ($0.04 per share) of this loss was incurred in the fourth quarter.

Costs relating to the Carmacks project accounted for the majority of the Company’s expenditures

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

during the year ended December 31, 2006 as Western Copper continued its exploration work on the project.

The Carmacks property was previously written down to its estimated fair value based on feasibility study information available, and what management believed it could sell the property for, at that time.

The Company is in the process of updating its feasibility study and has not yet been able to conclude that there has been a change in the fair value of the Carmacks property. Accordingly, Western Copper is expensing all ongoing costs related to exploration of the Carmacks property. This position will be revisited upon completion of the Carmacks 43-101 compliant reserve study and the related feasibility study.

The Company’s 2006 drill program on the Carmacks property concluded in November. Major expenditures relating to this program during the quarter include project management and geological services ($290,000), drilling ($474,000), and site costs ($250,000). During the fourth quarter, Western Copper also continued work on the permitting process ($122,000) and the updated feasibility study ($205,000).

Other significant expenses during the three months ended December 31, 2006 related to compensation. The Company incurred $317,000 in stock-based compensation and $402,000 in employee wages and director fees. These costs have been allocated to the following line items:

	Wages and	Stock-based
	director fees	compensation
	$	$

Exploration	145,777	89,490
Office and
administration	191,368	184,947
Promotion and
travel	65,050	42,508

	402,195	316,945

The Company earned $371,000 in interest income during the three months ended December 31, 2006. The interest was earned on cash amounts received pursuant to the plan of arrangement with Western Silver and Glamis. Total interest earned during the year totals $797,000. Cash and cash equivalents and short-term investments were not allocated to Western Silver’s copper business in 2005 and as a result, no interest was allocated to Western Copper during that period.

The significant expenditures for the year ended December 31, 2006 include: direct exploration on the Carmacks property ($3.1 million), employee wages and director fees ($932,000), and stock-based compensation ($865,000). During the year, the Company also incurred legal and regulatory costs relating to start-up administrative compliance and its listing on the Toronto Stock Exchange ($250,000).

Liquidity and capital resources

Western Copper expended $3.97 million during the year ended December 31, 2006 on operating activities. The majority of the cash was used in direct exploration expenditures on the Carmacks property and employee wages.

Most of the Company’s financing during the year ended December 31, 2006 came as a result of the May 3, 2006 plan of arrangement between the Company, Western Silver and Glamis Gold. The Company received $37.9 million in cash pursuant to that transaction.

A large number of stock options relating to the May 3, 2006 plan of arrangement expired November 3, 2006. As a result, the Company received $583,000 from the exercise of stock options during the fourth quarter. For the year ended December 31, 2006 Western Copper received $900,000 from the exercise of stock options.

The sale of marketable securities transferred to Western Copper as part of the May 3, 2006 plan of arrangement provided proceeds of $2.2 million for the year ended December 31, 2006. All of the marketable securities were sold prior to the fourth quarter. The Company spent $100,000 on the advance royalty payment relating to the Carmacks property and $92,000 in expenditures in connection with the acquisition of Lumina on November 30, 2006. Western Copper also increased its short-term investments by $34.8 million. Due mostly to its increase in short-term investments, the Company’s net cash flow used in investing activities totaled $32.8 million for the year ended December 31, 2006.

At December 31, 2006, the Company had $2.29 million in cash and cash equivalents and $34.8 million in short-term investments. The increase from December 31, 2005 is primarily due to the receipt of

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

capital contributions pursuant to the plan of arrangement effective May 3, 2006.

Related party transactions

During the year ended December 31, 2006, the Company charged rent to one of its directors in the amount of $4,665 (2005 - $nil). The Company credited this amount against rent expense which forms part of office and administration expenses on the statement of loss. The amount outstanding from the director at December 31, 2006 is $nil (2005 -$nil).

Financial instruments

The Company’s financial instruments consist of the following items: cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. Due to the short-term nature of these instruments, their carrying value approximates their fair value.

Contractual obligations

The Company’s only commitment is its head office lease. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2007	271,494
2008	271,494
2009	226,244
Thereafter	-
Total	769,232

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations other than those described above.

Significant accounting estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgement is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, and the allocation methodologies used to determine results of operations. Actual results could differ from those reported by a material amount.

Mineral properties

The most critical accounting policies, upon which the Company’s carrying value of its mineral property assets depend, are those requiring estimates of mineral resources, proven and probable reserves, recoverable amounts of metals therefrom, assumptions of capital and operating costs, future metal prices, and estimated costs associated with mine reclamation and closure costs.

The Company reviews the carrying value of mineral properties and deferred exploration costs when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds the discounted value of future cash flows. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered and provides for impairment if so indicated.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

Stock-based compensation and warrant valuation

The fair value of stock-based compensation awards and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of stock options and warrants granted by the Company.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

Disclosure controls

Earlier this year, the Western Copper established a formal company-wide disclosure policy (the ‘Disclosure Policy’). The Disclosure policy was approved by the Company’s board of directors on May 16, 2006.

The Disclosure Policy outlines the process used by the Company to ensure that material information is communicated within the company and to the investing public in a timely, factual and accurate manner. This process includes, among other things, the setting up of a disclosure committee. The disclosure committee consists of Western Copper’s Chief Executive Officer, its Chief Financial Officer, its Vice President – Corporate Development, and its Vice President – Engineering.

Management is satisfied that its disclosure controls are effective and that material information relating to the Company’s business and operations, including its subsidiaries, during the year ended December 31, 2006 has been disclosed in accordance with regulatory requirements and good business practices, that the Company’s policies and systems provide reasonable assurance that material information will be made known to senior management in a timely manner, and that the Company’s disclosure controls will enable the Company to meet is ongoing disclosure requirements.

Internal controls over financial reporting

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

Western Copper has assessed the design of its internal controls over financial reporting and management believes that its internal controls provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP as at, and for the year ended, December 31, 2006.

In areas where a lack of segregation of duties currently exists, the Company relies on senior management to perform their tasks in a thorough and ethical manner.

There were no changes in the Company’s internal controlsover financial reporting during the year ended December 31, 2006, that have materially affected or are reasonably likely to materially affect its internal controls over financial reporting.

Changes in accounting policies

CICA Handbook Section 3831 “Non-Monetary Transactions” is applicable to the Company’s 2006 financial year. The application of this standard has had no impact on the Company’s results.

In January 2005, the CICA issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The Business is currently reviewing the impact of these new standards. These standards are as follows:

Financial instruments

Recognition and Measurement, Section 3855:

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instruments gains or losses are to be presented.

Hedges, Section 3865:

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Comprehensive Income, Section 1530:

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under US GAAP, is the change in shareholder’s equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

distributions to owners. These items include holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).Risks and uncertainties

Capital resources

The Company is an exploration a stage enterprise with insufficient revenue to meet its annual capital needs. The Company has been able to raise funds necessary to acquire its assets, perform exploration and conduct its corporate affairs primarily through the private placement of its common shares. The Company may not be able to continue to raise funds to pursue future exploration and development programs.

Mineral property development

Based both on exploration results to date and reports of independent consultants, the Company’s management believes that the pursuit of additional exploration programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the Company’s ability to obtain necessary permits, financing, and expertise to successfully place the property into production, and upon future profitable production.

Although some of the expenditures required at its projects in the future may be met by third parties, the Company will need to raise substantial additional funds to finance the development of its properties.

The Company complies with National Instrument 43-101 when reporting mineral resources.

Title to mineral properties

The Company’s mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute the Company’s title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Such title may be challenged.

Governmental requirements

The Company is currently mainly operating in Canada and is thereby subject to that country’s various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. It is possible that the

Company may not be meeting all governmental requirements. Also, changes to governmental requirements by governmental agencies may be of detriment of the Company.

Metal prices

The value of the Company’s properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as copper, gold, silver, lead, and zinc. These prices may not remain at levels required to make development of any given property feasible.